July 19, 2005

By Facsimile

Abby L. Adams

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 03-06

Washington, DC 20549

Re: Croff Enterprises, Inc.
      Second Amended Schedule 14D-9. Filed July 20, 2005
      SEC File No. 5-32384

Dear Ms. Adams:

             Our office as general counsel has been requested by the Croff Board of Directors to respond to your second comment letter of July 14, 2005 pertaining to the Company’s recent filing on Schedule 14D-9 and to the concurrently submitted Second Amended filing of Schedule 14D-9.

             We appreciate the courtesy of your office of allowing us to contemporaneously file a copy of this response letter, a redlined version of the Second Amended Schedule 14D-9 and the proposed Shareholder Letter to your office for informal review and comment. The original of these documents are being contemporaneously Edgarized and filed as a “Correspondence” filing.

             We will attempt to respond to each of your comments by their designated paragraphs. For reference purposes we include a header indicating the primary subject of your comment paragraph:

1. Correspondence Filing. As per your earlier direction, the original of this document and the referenced Second Amended Schedule 14D-9 and shareholder letter are being Edgarized and will be filed in your system within the next 24 hours.

2. Comment 4 in prior comment letter and Item 4 of 14D-9. The Board of Croff met on July 19th, 2005 and considered again the comments of your last letter and the intent of the Board to clearly communicate that they believed an offer creating a “liquidity event” to shareholders was a generally beneficial development, but also communicating that the Board does not feel an adequate valuation of the offer can be made sufficient to recommend it to shareholders. The Board then voted to strip from the shareholder letter and the Schedule 14D-9 any verbiage which could be considered an affirmative recommendation and to set-out with more detail the analysis of the Board in arriving at its position of neutrality. The Board believes it has obtained this objective in the revised Letter to Shareholders read in connection with the revised Item 4 of the enclosed Schedule 14D-9.

3. Comment 5 in prior comment letter and valuation analysis. Hopefully the clarification of the Board’s position to one of strict neutrality and non-recommendation based upon the new supporting analysis in Item 4 will obviate any further need to present any additional valuation factors or analysis.

Sincerely,

Julian D. Jensen
Attorney for Croff Enterprises, Inc

cc: Original –Edgar filing